March 22, 2006


Mail Stop 4561

Mr. Simon Lamarche
Chief Executive Officer, Chief Financial Officer and Director
United American Corporation
1080 Beaver Hall, Suite 155
Montreal, Quebec Canada H2Z 1S8

Re:	United American Corporation
      Item 4.02 Form 8-K
	Filed March 17, 2006
      File No. 0-27621

Dear Mr. Lamarche:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. We note that you have filed two separate Item 4.02 Form 8-Ks within the past six months. Please tell us when you anticipate filing the amended financial statements correcting the stated deficiencies noted in the two Item 4.02 Form 8-Ks filed. Also, please tell us when you are going to provide a complete response to our July 26, 2005 comment letter regarding your December 31, 2005 Form 10-K.


	You should file an amendment in response to this comment on or before March 29, 2006.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3486.


							Sincerely,



							Daniel L. Gordon
							Branch Chief

United American Corporation
March 22, 2006
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